SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Kookmin Bank’s 2003 First Half Results

On July 23, 2003, Kookmin Bank held an earnings conference and released its operating results for the first half of 2003. Followings are the key figures released during the conference, and full presentation material is available at Kookmin Bank website (www.kbstar.com) for further information.

The figures presented in this section have not been fully reviewed by our independent auditor yet, and therefore they may be subject to changes in the due course of review process.

1.	Financial Highlights

1.1	Balance sheet figures

(tn Won)	As of the date indicated
	June 30, 2003	December 31, 2002	% Change (YTD)
Total Assets Loans in Won	181.6 121.6	171.5 116.4	5.9 4.5
Total Liabilities Deposits in Won	171.4 130.0	161.5 125.2	6.1 3.8
Total Stockholders’ Equity	10.2	10.0	2.0

1.2	Operating results

(bn Won)	For the 6 month periods ended June 30
	2003	2002	% Change (YoY)
Operating Income	296.3	1,462.4	Δ79.7
Operating Income before Provisioning	2,089.5	2,063.0	1.3
Non-operating Income	Δ334.7	198.9	N.A
Net Income	Δ40.7	1,164.0	N.A

2.	Key Financial Indicators

•	NIS (cumulative) : 3.78%
•	NIM (cumulative) : 3.22%
•	Return on assets (annualized) : Δ0.05%
•	Return on equity (annualized) : Δ0.80%

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3.	Asset Quality

(bn Won)	As of the date indicated
	June 30, 2003	March 31, 2003	% Change (QoQ)
Total Loans for NPL Management	136,518.1	136,037.6	0.4
Allowance for Loan Losses	3,528.7	2,928.3	20.5
Substandard & Below Ratio	4.35%	3.38%	0.97%p
Coverage Ratio	59.4%	63.6%	Δ4.2%p
Delinquency Ratio	3.52%	3.39%	0.13%p

This document and the attached presentation material contain forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Kookmin Bank’s current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. Although Kookmin Bank believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. Kookmin Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank

Date: July 23, 2003	(Registrant) By: /s/ Jong-Kyoo Yoon

(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer

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